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Exhibit 99.1

Acquisition of the remaining share capital of Reemtsma Cigarettenfabriken GmbH ("Reemtsma")

        In accordance with the option agreement entered into at the time of the acquisition of Reemtsma, Imperial Tobacco Group PLC has today acquired the remaining shares of Reemtsma.

        As announced when Imperial Tobacco acquired Reemtsma in 2002, Imperial Tobacco entered into put and call option arrangements with Tchibo Holding AG and certain others over the remaining Reemtsma shares. The remaining shareholders have now exercised their option to sell their final tranche of Reemtsma shares. The consideration payable has been satisfied in cash using Imperial Tobacco's existing financing arrangements.

        The nature of the agreement entered into at the time of the acquisition in 2002 is such that Imperial Tobacco has, since May 2002, consolidated 100 per cent of the results and net assets of Reemtsma; and the consideration due for the balance of the shares has been included in net debt since that date.

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  Exhibit 99.1